EXHIBIT 21
List of Subsidiaries of Consolidated Communications Holdings, Inc.
Unless otherwise noted, all subsidiaries are 100% owned (directly or indirectly) by Consolidated Communications Holdings, Inc. (the “Company”).

Subsidiary	State of Organization
Consolidated Communications, Inc.	Illinois
Consolidated Communications of Texas Company	Texas
Consolidated Communications of Fort Bend Company	Texas
Consolidated Communications Services Company	Texas
Consolidated Communications Enterprise Services, Inc.	Delaware
Consolidated Communications of Pennsylvania, LLC	Delaware
East Texas Fiber Line, Incorporated (63% ownership)	Texas
Illinois Consolidated Telephone Company	Illinois
Multi, Inc. (50% ownership)	Pennsylvania
The Company indirectly owns 49.5% of Boulevard Communications, L.L.P., a Pennsylvania limited liability partnership (“Boulevard”). Multi, Inc., a 50% subsidiary of the Company, is the general partner of Boulevard.